Exhibit 99.1

BTQ Technologies and ITRI Partner to Validate QCIM Quantum Secure Chip in Silicon

•	Collaboration: BTQ and the Industrial Technology Research Institute (ITRI) are launching a collaboration to build and test BTQ's QCIM security chip in silicon, moving the program into an important validation stage on the path to commercialization.
•	Technology Focus: The work will measure how well QCIM can run next generation security functions, including speed and power use, and will produce benchmark results that guide product development and support future integration and deployment planning.
•	Commercial Pathway: This ITRI program is focused on validating QCIM, and it complements BTQ's previously announced work with ICTK, which is aimed at developing a fully integrated, commercially deployable post quantum chipset and progressing it toward real world validation and deployment.

VANCOUVER, BC, Jan. 21, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, and the Industrial Technology Research Institute ("ITRI"), one of the world's leading applied research organizations, today announced a strategic collaboration in 2026 to jointly realize and validate BTQ's Quantum Compute In Memory ("QCIM") chip, a next-generation silicon platform designed to enable secure, scalable cryptographic computation for the post-quantum era.

Highlights

•	Advances BTQ's QCIM program into early silicon validation, representing a key milestone toward commercialization.
•	Leverages ITRI's applied research capabilities to evaluate feasibility, performance, and energy efficiency at the silicon level.
•	Complements BTQ's separate collaboration with ICTK, a South Korea-based leader in hardware-level security technologies, which is focused on the development of a fully integrated, commercially deployable post-quantum chipset and its progression toward real-world validation and deployment.

ITRI, one of the world's most influential applied research institutions in semiconductor development, is widely recognized for its role in incubating and commercializing foundational chip technologies that have shaped the global semiconductor industry. This initiative builds on the long-standing collaboration between BTQ and ITRI, initiated in 2022, with a shared objective of advancing energy-efficient semiconductor technologies for post-quantum cryptography. The 2026 project represents a targeted next step focused on early validation of architectures combining advanced cryptography with emerging compute-in-memory semiconductor technology.

QCIM is designed to execute cryptographic workloads closer to where data is stored. In conventional architectures, data is repeatedly transferred between memory and compute, which can introduce power and performance constraints as security requirements increase. By validating compute-in-memory approaches for post-quantum cryptographic workloads at the silicon level, BTQ and ITRI seek to establish architectural benchmarks, reduce development risk, and support the foundation for scalable, quantum-secure hardware platforms.

Why this matters commercially

Silicon validation is a critical step in translating advanced cryptography research into deployable hardware. This collaboration is expected to produce silicon level benchmarks that can help:

•	De risk key architecture choices earlier in the product cycle
•	Accelerate engineering and integration decisions
•	Support commercial discussions that require validated performance and power metrics
•	Lay the groundwork for quantum-secure platforms intended for deployment in demanding environments

As governments and enterprises prepare for the disruptive impact of large-scale quantum computing, demand is increasing for quantum-resistant infrastructure that can be deployed broadly across devices and networks. QCIM is intended to support future applications across critical infrastructure, secure communications, financial systems, and edge computing environments where long term security, performance, and energy efficiency are paramount.

The collaboration with ITRI reflects BTQ's end to end commercialization strategy: validate core technology early, then accelerate full chipset realization and deployment through "Security requirements are rising quickly as governments and enterprises plan for the post-quantum era, but adoption depends on hardware that is practical, efficient, and ready to deploy," said Olivier Roussy Newton, CEO at BTQ Technologies. "This collaboration with ITRI is a meaningful step in moving QCIM from architecture to validated silicon. Early silicon results help de-risk the roadmap and support our commercialization efforts as we work toward quantum secure solutions that can perform in real-world environments."

"ITRI is pleased to expand our collaboration with BTQ to validate next-generation compute and security architectures at the silicon level," said Dr. Chih-Cheng Lu, Manager of ITRI's Electronic and Optoelectronic System Research Laboratories. "As quantum threats accelerate, this program addresses the high computational cost of post-quantum cryptography by evaluating the feasibility, performance, and energy efficiency of PQC workloads using compute-in-memory approaches."

BTQ previously announced a separate collaboration with ICTK, with ICTK focused on implementation of a complete, commercially deployable post-quantum cryptography functional chipset. That effort is centered on downstream execution, including system level integration, packaging, and readiness for volume deployment, translating post-quantum algorithms into production grade hardware solutions for real world applications.

As governments and enterprises prepare for the disruptive impact of large-scale quantum computing, demand for quantum-resistant infrastructure continues to accelerate. The QCIM initiative is intended to support future applications across critical infrastructure, secure communications, financial systems, and edge computing environments where performance, power efficiency, and long-term security are paramount.

About ITRI
The Industrial Technology Research Institute (ITRI) is a world-leading R&D organization dedicated to innovating a better future. Founded in 1973, ITRI has played a vital role in transforming Taiwan's industries from labor-intensive into innovation-driven. Over the years, ITRI has incubated hundreds of startups and spinoffs, including well-known companies such as UMC and TSMC. Headquartered in Taiwan, ITRI also operates offices in the U.S., Germany, the UK, Japan, and Thailand. For more information, please visit https://www.itri.org/eng.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 21-JAN-26